Krys Boyle, P.C.
                               Attorneys at Law
Telephone                    Suite 2700 South Tower              Facsimile
(303) 893-2300               600 Seventeenth Street         (303) 893-2882
                        Denver, Colorado  80202-5427


                              November 6, 2006


Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 4561
Washington, D.C.  20549

     Re:   American TonerServ Corp.
           Registration Statement on Form SB-2
           File No. 333-137831

Dear Mr. Schuman:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated October 31, 2006 (the "Comment Letter") regarding American TonerServ Corp. ("American TonerServ" or the "Company"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

General
-------

Comment No. 1

     Please advise us by supplemental letter of the consideration given to combining this offering with the prior offering being made pursuant to registration statement number 333-120688. This may be done without loss of the previous fee paid by the use of Rule 429 under the Securities Act of 1933. If the two prospectuses are not combined in reliance upon Rule 429, you should revise your filing to inform stockholders about the distribution of securities that is occurring concurrently under the separate prospectus. In particular, the cover page, prospectus summary and plan of distribution sections should contain appropriate information regarding the other offering.

     The shares registered in registration statement number 333-120688 have now been held by the holder for over two years and the holder has not been an affiliate of the Company in the last three months, and so the shares are eligible for resale under Rule 144 under the Securities Act of 1933. As a result, it is not necessary to keep that registration statement current. In addition, as a result of subsequent reverse and forward splits, as well as stock issued after that time the number of shares registered in the prior registration statement is now only 40,000 shares which represents approximately 0.2% of the shares currently outstanding. For these reasons, the Company does not deem it necessary to incorporate the prior registration statement with the current one. In accordance with its undertakings in the prior registration statement, the Company is filing a post effective amendment to deregister the shares included in the prior registration statement.

Cover Page
----------

Comment No. 2

     You state that "the selling shareholder will sell our shares as a fixed price", but also refer to three selling shareholders on the cover page and in the Selling Shareholders section. Please revise to eliminate the apparent inconsistency. To the extent the selling shareholders are under common control or are otherwise interrelated, provide appropriate disclosure to that effect.

     The use of the term "shareholder" was a typographical error, which has been corrected in the amendment to the registration statement. The reference should have been to the selling "shareholders." The selling shareholders are not under common control or otherwise interrelated.

Selling Shareholders, page 40
-----------------------------

Comment No. 3

     Please identify the natural person(s) who exercise voting and/or dispositive powers over the securities held by Fort Holdings, Ltd. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

     The natural person who exercises voting and dispositive powers over the shares held by Fort Holdings, Ltd. is now shown in a footnote to the selling shareholder table on page 40.

Item 28. Undertakings, page II-6
--------------------------------

Comment No. 4

     Item 512(g) of Regulation S-B was recently amended in Release 33-8591. Please revise your undertakings as appropriate.

     The undertakings on page II-6 have been revised to reflect the current requirements of Item 512(g) of Regulation S-B.

Signatures
----------

     Your filing must be signed by the principal accounting officer or controller, or the person acting in that capacity should be so designated on the signature page. See Instruction 1 to "Signatures" on Form SB-2 and
Section 6 of the Securities Act.

     The signature page has been revised in the amendment to the registration statement to show that Ryan Vice has signed as principal accounting officer of the Company.

  _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

     Please contact the undersigned if we can be of any additional assistance in connection with your review of this matter.

                                     Very truly yours,

                                     KRYS BOYLE, P.C.



                                     By: /s/ James P. Beck
                                        James P. Beck

cc:  American TonerServ Corp.